Interbrew

THE WORLD'S LOCAL BREWER

04030378

and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

SUPPL

Leuven, 30 April 2004

RECEIVED
2004 MAY 25 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

pp. Catherine Noirfalisse
Senior Vice President Legal

Dlw 5/25

Enclosure: press release

European Commission clears Interbrew Belgium's commercial practices

Brussels, 30th April 2004

Interbrew welcomes today's clearance of its commercial practices by the European Commission. The Commission has thoroughly investigated Interbrew's distribution practices in the Belgian wholesale beer market. Following Interbrew's commitment to apply several amendments and to make its rebates system in the wholesale trade entirely transparent for all wholesalers, the European Commission has agreed to a settlement. Consequently, the European Commission has found that the commercial practices as amended are not anti-competitive.

Today's announced conclusion of the case by the European Commission follows last year's 'Comfort Letter,' which allows Interbrew, under certain conditions, to enter into distribution contracts with its on-trade customers in Belgium. Interbrew has cooperated with the European Commission to address the Commission's concerns regarding its commercial policy in the wholesale trade. Following various amendments to this policy the Commission was able to close its investigation.

Interbrew-Belgium will apply the agreed amendments by 1 January 2005 and will continue to service its wholesale customers in full transparency.

As a consequence Interbrew-Belgium will communicate the entire rebates scale to each and all of its wholesalers, making the system completely transparent.
In addition, rebates granted to wholesalers for availability of Interbrew products in their tied outlets will no longer be progressive i.e. not linked anymore to the number of such tied outlets. Furthermore, Interbrew will continue to grant its wholesalers transparent commercial incentives, and continue to provide them with appropriate business support, however without right of first refusal.
Finally, Interbrew agreed to terminate its distribution agreement with the Haacht brewery.

"Following this settlement reached with the European Commission, we are looking forward to further developing business activities with all Horeca partners, in a constructive way and within a free market environment", said Alain Beyens, Regional President Benefralux.

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Interbrew employs 3,430 people in Belgium.

Interbrew Belgium holds a diversified portfolio with 44 brands, the most important of which are : Beck's®, Jupiler®, Stella Artois®, Hoegaarden®, Leffe® and Belle-Vue®. Other brands in the portfolio includeSafir®, Vieux-Temps®, Ginder-ale®, CTS®, Campbell's®, Bass®, Whitbread®, Labatt Ice®, Rolling Rock®, Loburg®, Piedboeuf® table beers, Hoegaarden Grand Cru®, Julius®, Verboden Vrucht®.

Interbrew Belgium has 4 production centres, 8 distribution centres and two distribution antennae.

Interbrew came into being in 1987 with the merger of the two largest Belgian brewery groups: the Artois Brewery (Louvain) and the Piedboeuf Brewery (Liège – Jupille).

The Hoegaarden and Belle-Vue breweries joined the group later.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com